                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                           BIG SKY TRANSPORTATION CO.
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                                (Name of Issuer)


                            1996 Series Common Stock
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                         (Title of Class of Securities)


                                  #089539 20 9
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                                 (CUSIP Number)


Kim B. Champney, President, 1601 Aviation Place, Billings MT 59105,(406)245-9449
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               February 29, 2000
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 089539 20 9             13D                        PAGE  2 OF  5 PAGES
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1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Jon Marchi, ###-##-####
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
    N/A                                                                  (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    PF
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
    NA
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Montana, USA
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                7   SOLE VOTING POWER
  NUMBER OF
                    65,084
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    1,647
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    65,084
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,647
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     66,731
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]
     NA
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.28%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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                                                               PAGE 3 OF 5 PAGES
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Item 1.  Security and Issuer.

Big Sky Transportation Co. ("Big Sky") is a regional commuter air carrier, which operates passenger, freight, and air carrier service in twenty-four communities in seven states. Big Sky's headquarters are in Billings, Montana. It has air service hubs in Billings, MT and in Dallas, TX. The issuer's name is Big Sky Transportation Co. Its address is 1601 Aviation Place, Billings, MT, 59105.

As of January 14, 2000, Big Sky had 1,264,462 shares 1996 Series Common Stock outstanding, the only class of securities of the corporation presently issued and outstanding.

Item 2.  Identity and Background.

The reporting person, Jon Marchi, is a citizen of Montana.

Mr. Marchi resides at 7783 Valley View Road, Polson, MT, 59860.

Mr. Marchi's principal occupation is ranching.

Mr. Marchi has not been convicted in a criminal proceeding during the last five years.

Mr. Marchi is presently involved as a plaintiff in an action in State District Court, in Great Falls, Montana, pertaining to a contested demolition order for an apartment building. This action is not related in any way to the issuer. Mr. Marchi was a party to a dissolution of marriage proceeding that was concluded in 1999. Mr. Marchi has not otherwise been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, nor has he been such a party during the past five years.

Item 3.  Source and Amount of Funds or Other Consideration.

See Item 4 below.

Item 4.  Purpose of Transaction.

This report shows the issuance of an option to purchase 2,000 shares of Big Sky's 1996 Series Common Stock by Big Sky to Mr. Marchi in accordance with Big Sky's 1996 Directors' Composition Meeting and Compensation Plan. In accordance with the stock option Mr. Marchi has the right to purchase said 2,000 shares of Big Sky's 1996 Series Common Stock for the price of $0.9375 per share. Said option expires on March 1, 2005. As of this date Mr. Marchi has not exercised said stock option.

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                                                               PAGE 4 OF 5 PAGES
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Item 5.  Interest in Securities of the Issuer.

As of January 14, 2000, Big Sky had 1,264,462 shares of 1996 Series Common Stock outstanding, without counting for dilution for outstanding stock options. The aggregate number and percentage of shares of Big Sky 1996 Series Common Stock owned by Mr. Marchi including the 2,000 shares for which Mr. Marchi has been granted said stock option are as follows:

         Number of Shares                            Percentage of Class
              66,731                                        5.28%

Mr. Marchi has 25,264 shares directly owned (including stock option rights of 4,000 shares), 39,820 shares indirectly owned through his individual retirement account, and 1,674 shares attributed to him through Glacier Venture Fund Limited Partnership, an investment fund with principal place of business in Helena, Montana, in which Mr. Marchi has a combined 12.2% ownership interest. Glacier Venture Fund owns 13,500 shares of Big Sky's 1996 Series Common Stock. Mr. Marchi has the direct power to vote and dispose of 65,084 shares and indirect power over the 1,674 shares owned by Glacier Venture Fund.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Mr. Marchi is a Director of Big Sky and is Chairman of its Board. Mr. Marchi is entitled to the award of certain stock options (up to 2,000 shares of 1996 Series Common Stock per year) under Big Sky's Directors' Composition, Meeting, and Compensation Plan. Together with the options for 2,000 shares reported herein, Mr. Marchi has 4,000 unexercised stock options of Big Sky.

Item 7.  Material to be Filed as Exhibits.

NA

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                                                               PAGE 5 OF 5 PAGES
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:     March 10, 2000

Signature:  /s/Jon Marchi

Title:  Reporting Person